Exhibit 17

                                FROM THE DESK OF
                               STANFORD D. MILNES





January 24, 2006

Mr. Terry Dillon
COO/CTO
Gridline Communications Holdings, Inc.
Dallas, Texas

Mr. Dillon,

As a result of my auto accident this past December I have found it necessary to carefully review my health and rehab requirements. After review of my current health situation with my physician it has been determined that my rehab time will be somewhat lengthy and could adversely affect my ability to complete the required tasks as an executive of Gridline.

Therefore, with the best interests of both Gridline and myself, I hereby tender my resignation effective this day. I will provide such support as necessary to assist you in the transition of any and all accounts/activities.

It is with some trepidation I submit this resignation, however as per our agreement signed this day, this step will be in the best interests for all parties concerned.

Best Regards,

/s/ Stanford D. Milnes
Stanford D. Milnes